

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

October 17, 2008

<u>Via U.S. Mail and Facsimile</u>
Kagemasa Kozuki
Chairman of the Board and CEO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330, Japan

> **Re: Konami Corporation
> Form 20-F for the Fiscal Year Ended March 31, 2008
> Filed August 2, 2008
> File no. 1-31452
> Supplemental Response Received October 10, 2008**

Dear Mr. Kozuki:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Sandra Treusdell, Esq. (by fax, 011-81-3-3213-6470)
    D. Levy